Form 11-K

                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549





                           ANNUAL REPORT

                   Pursuant to Section 15(d) of the
                   Securities Exchange Act of 1934


              For the fiscal year ended December 31, 1998


                    Commission File Number 1-5828


                         RETIREMENT PLAN OF
                    TALLEY METALS TECHNOLOGY, INC.
                      (Full title of the plan)


                   CARPENTER TECHNOLOGY CORPORATION
                (Name of issuer of the securities held
                        pursuant to the plan)




                         1047 N. Park Rd.
                Wyomissing, Pennsylvania  19610-1339
                  (Address of principal executive
                       office of the issuer)



                            SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                RETIREMENT PLAN OF
                                TALLEY METALS TECHNOLOGY, INC.
                                (Name of Plan)




Date   July 14, 1999            By  /s/ G. Walton Cottrell
    --------------------------     ---------------------------------
                                   G. Walton Cottrell
                                   Senior Vice President - Finance and
                                   Chief Financial Officer





Financial Statements and Exhibits
---------------------------------

(a)     Financial Statements

        The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.

(b)     Exhibits

        (1)     Consent of Independent Accountants




                        RETIREMENT PLAN OF
                  TALLEY METALS TECHNOLOGY, INC.
                  INDEX TO FINANCIAL STATEMENTS

                     FORM 11-K ANNUAL REPORT

                                                        Form 11-K
                                                          Pages
                                                        ---------

Report of Independent Accountants                            5

Financial Statements:

Statement of Net Assets Available for Benefits
December 31, 1998 and 1997
   -    Participant Directed:
        Stable Principal Fund, Vanguard Wellington Fund,
        Vanguard Windsor II, Vanguard Index 500 Fund,
        Vanguard U.S. Growth Fund, American Century Fund,
        Neuberger & Berman Equity Trust,
        Carpenter Technology Stock Fund, and
        Participant Loans                                    6

Statement of Changes in Net Assets Available for
Benefits for the years ended December 31, 1998 and 1997
   -    Participant Directed:
        Stable Principal Fund, Vanguard Wellington Fund,
        Vanguard Windsor II, Vanguard Index 500 Fund,
        Vanguard U.S. Growth Fund, American Century Fund,
        Neuberger & Berman Equity Trust,
        Carpenter Technology Stock Fund, and
        Participant Loans                                   7-8

Notes to Financial Statements                               9-13

Supplemental Schedules:

Assets Held for Investment as of December 31, 1998           14
Reportable Transactions for the year ended
   December 31, 1998                                         15




                 Report of Independent Accountants


 To the Participants and Administrator of the Retirement Plan of Talley Metals
     Technology, Inc.:

 In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Retirement Plan of Talley Metals Technology, Inc. (the Plan) at December 31, 1998, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

 Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





 July 9, 1999



 s/PricewaterhouseCoopers LLP

 PricewaterhouseCoopers LLP
 Philadelphia, PA



         RETIREMENT PLAN OF TALLEY METALS TECHNOLOGY, INC.

          Statements of Net Assets Available for Benefits as of December 31, 1998 and 1997


                                                                 1997
                  ASSETS                         1998         (Unaudited)
                                                 ----            ----

Investments, at fair value                 $   6,007,477   $   1,930,538
Employer contributions receivable                      -         485,022
                                           -------------   -------------
                Total Assets                   6,007,477       2,415,560
                                           -------------   -------------
Net assets available for benefits          $   6,007,477   $   2,415,560
                                           =============   =============

                  The accompanying notes are an integral
                     part of the financial statements.





                RETIREMENT PLAN OF TALLEY METALS TECHNOLOGY, INC.
             Statement of Changes in Net Assets Available for Benefits,
                              with Fund Information
                      for the year ended December 31, 1998

                                           Vanguard  Vanguard                               Neuberger Carpenter
                       Stable   Vanguard    Equity   Windsor   Vanguard  Vanguard  American     &     Technology
                      Principal Wellington  Income      II     Index 500   U.S.    Century    Berman  Corp.Stock
                        Fund      Fund       Fund      Fund      Fund     Growth     Fund    Genesis      Fund      Loans     Total
                      --------- ---------- --------- --------- --------- --------- -------- --------- ---------- -------- ---------
Additions:
  Investment
    income:
   Net appreciation
    (depreciation)
    in market value
    of investments   $        - $ 16,131  $ 16,946  $ 42,449 $  187,974  $120,034 $   571  $  (4,138) $ (15,078) $     - $  364,889
   Interest and
    dividends            78,201   13,396     6,707    19,228      7,542     2,920      44          -          -      233    128,271
                     ---------- --------  --------  -------- ----------  -------- -------  ---------  ---------  ------- ----------
     Net
      investment
       income            78,201   29,527    23,653    61,677    195,516   122,954     615     (4,138)   (15,078)     233    483,160
                     ---------- --------  --------  -------- ----------  -------- -------  ---------  ---------  ------- ----------

   Employer
     contributions      469,999   45,862    31,289   103,380    154,916    64,893   3,928      5,202     17,312        -    896,781
   Participant
     contributions      181,817   21,152    14,047    57,419     82,337    35,082   2,667      3,556     18,159        -    416,582
   Transfers from
     Talley Savings
      Plus              679,154  222,181   161,347   417,656    402,540   203,704       -          -          -        -  2,086,582
                     ---------- --------  --------  -------- ----------  -------- -------  ---------  ---------  ------- ----------
     Total
      contributions   1,330,970  289,195   206,683   578,455    639,793   303,679   6,595      8,758     35,471        -  3,399,589
                     ---------- --------  --------  -------- ----------  -------- -------  ---------  ---------  ------- ----------
     Total
      additions       1,409,171  318,722   230,336   640,132    835,309   426,633   7,210      4,620     20,393      233  3,892,759
                     ---------- --------  --------  -------- ----------  -------- -------  ---------  ---------  ------- ----------

Deductions:
  Benefits paid to
     participants       124,340      315     7,959       316     16,275    16,817       -          -          -        -    166,022

  Transfer to
    Waterbury
     Independence
      Plan              124,362    3,336     4,972       133        131       130       -          -          -        -    133,064
  Administration
     fees                   887       40        39       158        442       115       -         25         50        -      1,756
                     ---------- --------  --------  -------- ----------  -------- -------  ---------  ---------  ------- ----------
     Total
      deductions        249,589    3,691    12,970       607     16,848    17,062       -         25         50        -    300,842
                     ---------- --------  --------  -------- ----------  -------- -------  ---------  ---------  ------- ----------

Interfund transfers    (299,465) (53,134)  (39,583)  (34,631)    81,360    44,647   6,241     65,594    189,322   39,649          -
                     ---------- --------  --------  -------- ----------  -------- -------  ---------  ---------  ------- ----------

     Net increase       860,117  261,897   177,783   604,894    899,821   454,218  13,451     70,189    209,665   39,882  3,591,917

Net assets available
 for benefits:
  Beginning of year   1,087,289  185,411   122,060   393,245    446,510   181,045       -          -          -        -  2,415,560
                     ---------- --------  --------  -------- ----------  -------- -------  ---------  ---------  ------- ----------

  End of year        $1,947,406 $447,308  $299,843  $998,139 $1,346,331  $635,263 $13,451  $  70,189  $ 209,665  $39,882 $6,007,477
                     ========== ========  ========  ======== ==========  ======== =======  =========  =========  ======= ==========

                  The accompanying notes are an integral
                     part of the financial statements.





                RETIREMENT PLAN OF TALLEY METALS TECHNOLOGY, INC.

            Statement of Changes in Net Assets Available for Benefits
                      for the year ended December 31, 1997
                                  (Unaudited)

                                                          Vanguard
                               Stable        Vanguard      Equity     Vanguard     Vanguard    Vanguard
                              Principal     Wellington     Income     Windsor II   Index 500   US Growth
                                Fund           Fund         Fund        Fund         Fund        Fund         Total
                             ----------     ----------    ---------   ----------  ----------   ---------   ----------
Additions:
Investment income:
    Net appreciation
      in market value
      of investments         $        -     $    7,961    $   8,963   $  25,481   $   33,426   $  8,970    $   84,801
    Interest and dividends       68,341          5,615        2,941       8,731       10,595      4,858       101,081
                             ----------     ----------    ---------   ---------   ----------   ---------   ----------
                                 68,341         13,576       11,904      34,212       44,021     13,828       185,882
    Employer contributions      295,330         32,434       23,366      65,469       79,870     32,182       528,651
                             ----------     ----------    ---------   ---------  ----------   ---------   ----------
            Total additions     363,671         46,010       35,270      99,681      123,891     46,010       714,533

Deductions:
    Benefits paid to
     participants                78,162              -            -       2,294           90      2,326        82,872
    Return of forfeitures        30,966          1,247        1,309       1,290        6,718      2,099        43,629
                             ----------     ----------    ---------   ---------  -----------   --------    ----------
             Total deductions   109,128          1,247        1,309       3,584        6,808      4,425       126,501
                             ----------     ----------    ---------   ---------  -----------   --------    ----------
Interfund transfers            (994,782)       140,648       88,099     297,148      329,427    139,460             -
                             ----------     ----------    ---------   ---------  -----------   --------    ----------
             Net increase/
              (decrease)       (740,239)       185,411      122,060     393,245      446,510    181,045       588,032
Net assets available for
  benefits:
    Beginning of year         1,827,528              -            -           -            -          -     1,827,528
                             ----------     ----------    ---------   ---------  -----------   --------    ----------
    End of year              $1,087,289     $  185,411    $ 122,060   $ 393,245  $   446,510   $181,045    $2,415,560
                             ==========     ==========    =========   =========  ===========   ========    ==========


                  The accompanying notes are an integral
                     part of the financial statements.




                        RETIREMENT PLAN OF
                  TALLEY METALS TECHNOLOGY, INC.

                   Notes to Financial Statements


 1.  Description of Plan:

     The following brief description of the Retirement Plan of Talley Metals Technology, Inc. (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

          General:

     The Plan is a defined contribution plan covering all employees of Talley Metals Technology, Inc. and AMCAN, Inc. (the Company) who have one year of service and are age eighteen or older. It is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Prior to June 1, 1998, the Plan had been designed as a money purchase pension plan. Any contributions made prior to that date will be subject to the terms of those plan documents.

     The Company was acquired on February 19, 1998 by Carpenter
     Technology Corporation (Carpenter) as a result of Carpenter's acquisition of Talley Industries, Inc. During 1998, funds were transferred from the Talley Savings Plus Plan, which has been terminated. In addition, funds were transferred from the Plan to the Waterbury Independence Plan for the participants who are employees of Waterbury Companies, Inc. - Louisiana facility. These employees are no longer eligible participants in the Plan.

          Contributions:

     Each participant may, at their discretion, contribute between 1% and 15% of their compensation through elective deferrals.

     The Company makes annual Guaranteed Contributions to the Plan on behalf of participants. The amount of such contributions is five percent of each participant's earnings during the calendar year. In addition, the employer also makes a matching contribution of 100% of the first 3% of a participant's contribution.

     During 1997, Guaranteed Contributions of the Company were invested in a Master Trust managed and administered by the trustee, M&I Marshall & Ilsley Trust Company of Arizona (M&I).
     The Master Trust invested in M&I Stable Principal Fund, which invested in Guaranteed Investment Contracts, which guarantee the principal of the investment and a specified rate of return thereon. Participants may now direct all contributions in one or more of the following investment options in five percent increments as directed by the participants based on their personal investment goals:



                   Notes to Financial Statements, Continued

 1.  Description of Plan, continued:

          Contributions, continued:

        M&I Stable Principal Fund - Funds are invested in guaranteed investment contracts of fixed interest rate with insurance companies, banks or federally insured institutions.

        Vanguard Wellington Fund - Funds are invested in a diversified portfolio of stocks and bonds to provide a combination of long-term growth and income.

        Vanguard Equity Income Fund - Funds are invested in a broadly diversified portfolio of stocks of large, established companies that pay higher than average dividends to provide income and modest long-term growth.

        Vanguard Windsor II Fund - Funds are invested in a broadly diversified portfolio of large, established companies believed to be undervalued relative to their current prices to provide long-term growth and modest dividend income.

        Vanguard Index Trust (500 Portfolio) - Funds are invested in the same stocks that are in the Standard & Poor's 500 Composite Stock Price Index (S&P 500) to provide long-term growth by attempting to match the performance and risk characteristics of the unmanaged S&P 500 Index, a broad measure of the U.S. stock market.

        Vanguard U.S. Growth Portfolio - Funds are invested in a portfolio of large, established companies that have good growth records, strong market positions and have exhibited long-term financial strength to provide potential long-term growth with dividends.

        American Century Fund - Holds equity securities of foreign companies in developed countries that exhibit accelerating growth.

        Neuberger & Berman Genesis Trust - Holds primarily stocks of companies with small market capitalizations (up to $1.5 billion at the time of the portfolio's investment) which are selling at attractive prices, with a history of solid performance and a proven management team.

        Carpenter Technology Corporation Stock Fund - Consists of investments in Carpenter Technology common stock, with a small portion of the fund invested in a money market fund to provide liquidity requirements of daily valuation.

          Participant Accounts:

     Participant accounts are maintained and updated by the recordkeeper, M&I, which also acts as the trustee. Each participant's account is credited with the participant's contribution, the Company's contributions and an allocation of Plan investment earnings.




                   Notes to Financial Statements, Continued


 1.  Description of Plan, continued:

          Vesting:

     Participants are 100% vested in all contributions.

          Payment of Benefits:

     On termination of service due to death, disability, retirement, a participant is entitled to full distribution of all amounts credited to his or her account. For termination of service due to other reasons, a participant is entitled to the amount credited to his or her account. Payments will be paid out in a lump sum or under a variety of annuity forms available for election by the participant. Benefit payments are recorded upon distribution.


2.   Summary of Significant Accounting Policies:

     The following are the significant accounting policies followed by the Plan:

          Basis of Accounting:

     The accompanying financial statements are prepared on the accrual method of accounting.

          Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and
     disclosure of contingent assets and liabilities.   Actual
     results could differ from those estimates.

          Valuation of Investments:

     Investments in securities held by the trustee or Vanguard
     Investments are traded on national securities exchanges and are valued at the last reported sales price on the last business day of each calendar month.

     The Plan's Guaranteed Investment Contract is valued at contract value. Contract value represents contributions made under terms of the contract, plus interest at the contract rate, less funds used to purchase annuities. Funds which have been used to purchase annuities (that is, an insurance company is obligated to pay the related pension benefits) are excluded from the Plan's assets. At contract termination, the market value of the contract would differ from the carrying value.




                   Notes to Financial Statements, Continued


 3.  Investments:

     The fair value of investments at December 31, 1998 are:

       M&I Stable Principal Fund            $1,947,406
       Vanguard Wellington Fund                447,308
       Vanguard Equity Income Fund             299,843
       Vanguard Windsor II Fund                998,139
       Vanguard Index 500 Fund               1,346,331
       Vanguard U.S. Growth Fund               635,263
       American Century Mutual Fund             13,451
       Neuberger & Berman Genesis Trust         70,189
       Carpenter Technology
         Corporation Common Stock Fund         209,665
       Loans                                    39,882
                                            ----------
                 Total Investments          $6,007,477
                                            ==========

     During 1997, the assets of certain Talley Industries, Inc. and its subsidiaries' defined contribution retirement plans were maintained in a consolidated pension trust, administered by a trustee. Each plan was allocated a portion of revenues, expenses and year-end assets by the trustee, determined by the market value of the assets held by the Plan at the end of the period. At December 31, 1997, the Plan's interest in the net assets of the Master Trust was approximately 13%. The investments of the Defined Contribution Master Trust at December 31, 1997 were as follows:

                                            Master        Plan's
                                            Trust       Allocated
                                          -----------   Portion at
                                            Market        Market
                                            Value         Value
                                          -----------   ----------

       M&I Stable Principal Fund          $ 9,451,203   $  893,054
       Equity Fund                            199,270            -
       Fidelity Puritan Fund                1,237,225            -
       Fidelity Mutual Beacon Fund          1,519,209            -
       Fidelity Spartan Equity Fund           738,702            -
       Fidelity Adv. High Yield Fund           87,563            -
       Money Market Fund                       65,485            -
       Marshall Lg. Cap. Growth &
         Income Fund                          602,135            -
       Janus Fund                             117,564            -
       Vanguard Wellington Fund               138,524      138,524
       Vanguard Equity Income Fund             87,021       87,021
       Vanguard Windsor II Fund               277,889      277,889
       Vanguard Index 500 Fund                366,779      366,779
       Vanguard U.S. Growth Fund              167,270      167,271
                                          -----------   ----------
              Total Investments           $15,055,839   $1,930,538
                                          ===========   ==========



                   Notes to Financial Statements, Continued



 4.  Certification of Financial Information:

     Investment  information for the year ended December  31,  1997
     included   in   the  accompanying  financial  statements   and
     supplemental schedules was certified by the trustee,  M&I,
     as complete  and  accurate.   This information includes
     investments,  at   fair   value,   and  investment income.


 5.  Tax Status of the Plan:

     The Internal Revenue Service has determined and informed the Company by a letter dated September 5, 1995, that the Plan is qualified and that the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

 6.  Administrative Expenses:

     The participants are assessed a fee for loan originations and lump sum distributions. In addition, investment income is shown net of investment management fees. All other expenses are paid by the Company.


 7.  Plan Termination:

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.





                        RETIREMENT PLAN OF
                  TALLEY METALS TECHNOLOGY, INC.

   Item 27(a) - Schedule of Assets Held for Investment Purposes
                      as of December 31, 1998


                                    Description of                     Current
    Identity of Issuer                Investment           Cost         Value
------------------------------    ------------------    ----------   ----------

*M&I Stable Principal Fund        Fixed income funds    $1,947,406   $1,947,406

Vanguard Wellington Fund          Mutual fund              467,463      447,308

Vanguard Equity Income Fund       Mutual fund              285,361      299,843

Vanguard Windsor II Fund          Mutual fund            1,025,485      998,139

Vanguard Index Trust
  (500 Portfolio)                 Mutual fund            1,154,480    1,346,331

Vanguard U.S. Growth
  Portfolio                       Mutual fund              562,318      635,263

American Century Fund             Mutual fund               13,113       13,451

Neuberger & Berman Genesis
  Trust                           Mutual fund               69,002       70,189

*Carpenter Technology
  Corporation Stock Fund          Mutual fund              216,735      209,665

Participant Loans
  (Interest Rate 9.5%)                                           -       39,882
                                                        ----------   ----------
                                  Total investments     $5,741,363   $6,007,477
                                                        ==========   ==========

*Party-in-interest




                         RETIREMENT PLAN OF
                    TALLEY METALS TECHNOLOGY, INC.

         Item 27(d) - Schedule of Reportable (5%) Transactions for the year ended December 31, 1998

                                 Number of         Cost of       Selling      Cost of    Realized
        Description             Transactions       Purchase       Price       Asset      Gain/(Loss)
---------------------------     --------------     ----------   ---------    ---------   ----------
Marshall and Ilsley Stable
  Principal Fund                Purchases   73     $1,213,632           -            -            -
                                Sales       68              -   $ 734,177    $ 734,177            -

Vanguard Wellington Fund        Purchases   15        159,690           -            -            -
                                Sales       18              -     148,018      111,057    $  36,961

Vanguard Equity Income Fund     Purchases   13         84,285           -            -            -
                                Sales        6              -      99,382       91,258        8,124

Vanguard Windsor II Fund        Purchases   46        376,023           -            -            -
                                Sales      283             -      307,812      232,139       75,673

Vanguard Index Trust 500
  Portfolio                     Purchases   17        677,370           -            -            -
                                Sales      165             -      400,128      374,133       25,995

Vanguard U. S. Growth
  Portfolio                     Purchases   41        372,964           -            -            -
                                Sales        9              -     233,951      183,505       50,446

Neuberger & Berman
  Genesis Trust                 Purchases    1        153,721           -            -            -
                                Sales       26              -      79,394       84,719       (5,325)

Carpenter Technology
  Corporation Stock Fund        Purchases  805        336,771           -            -            -
                                Sales        5              -     112,078      120,036       (7,958)




                  CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by reference in the Registration Statement of Carpenter Technology Corporation on Form S-8 (number 333-55667) of our report dated July 9, 1999 on our audit of the financial statements of the Retirement Plan of Talley Metals Technology, Inc. as of December 31, 1998 and for the year then ended, which report is included in this Annual Report on Form 11-K.



s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP



July 14, 1999